# Fathom Video Inc.

(a Delaware Corporation)

**Audited Financial Statements**

For the fiscal years ended January 31, 2023
and January 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

# Financial Statements

# Fathom Video Inc.

Table of Contents



**Independent Auditor's Report**

September 22, 2023
**To:** Board of Directors of Fathom Video Inc.
**Attn:** Richard White, CEO
**Re:** 2023-2022 Financial Statement Audit – Fathom Video Inc.

**Report on the Audit of the Financial Statements**

**Opinion**
We have audited the financial statements of Fathom Video Inc., which comprise the balance sheets as of January 31, 2023 and January 31, 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fathom Video Inc. as of January 31, 2023 and January 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fathom Video Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fathom Video Inc.'s ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fathom Video Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fathom Video Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*TaxDrop LLC*

TaxDrop LLC
Robbinsville, New Jersey
September 22, 2023

# Fathom Video, Inc.
## BALANCE SHEETS
### For the fiscal year ended January 31, 2023 and January 31, 2022
### (Audited)

| ASSETS | | 2023 | | 2022 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 1,427,613 | $ | 2,246,816 |
| Accounts Receivable | | 160 | | - |
| Prepaid expenses | | 33,456 | | 55,524 |
| Stock subscription receivable | | 3 | | 3 |
| **Total Current Assets** | | **1,461,232** | | **2,302,343** |
| | | | | |
| **Property and Equipment** | | | | |
| Software | | 2,303,012 | | 1,669,443 |
| Computers and equipment | | 24,000 | | 21,238 |
| Accumulated depreciation and amortization | | (370,690) | | (4,945) |
| **Net Property and Equipment** | | **1,956,322** | | **1,685,736** |
| | | | | |
| **Total Assets** | $ | **3,417,554** | $ | **3,988,079** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| **Current Liabilities** | | | | |
| Accounts payable | $ | 44,490 | $ | 35,015 |
| Accrued expenses | | 14,231 | | 26,886 |
| Deferred revenue | | 117,260 | | - |
| **Total Current Liabilities** | | **175,981** | | **61,901** |
| | | | | |
| **Long-Term Liabilities** | | | | |
| **Total Long-Term Liabilities** | | **-** | | **-** |
| | | | | |
| **Total Liabilities** | | **175,981** | | **61,901** |
| | | | | |
| **Stockholders' equity** | | | | |
| Common Stock, $0.00001 par value; authorized 150,000,000; | | | | |
| issued and outstanding 96,462,500 and 98,087,500 | | 965 | | 981 |
| Additional Paid in Capital - Common Stock | | 955 | | 1,254 |
| Additional Paid in Capital - Stock Options | | 5,414 | | 898 |
| SAFE Agreements | | 7,046,914 | | 5,369,000 |
| Retained Earnings/ (Accumulated Deficit) | | (3,812,675) | | (1,445,955) |
| **Total Stockholders' Equity** | | **3,241,573** | | **3,926,178** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | **3,417,554** | $ | **3,988,079** |

(1)Prior period results have been adjusted to reflect the ten-for-one stock split effected in the form of a stock dividend on February 9, 2022. See Note 2 for details.

**The accompanying footnotes are an integral part of these financial statements.**

**Fathom Video, Inc.**
**STATEMENTS OF OPERATIONS**
**For the fiscal year ended January 31, 2023 and January 31, 2022**
**(Audited)**

|  | 2023 | 2022 |
|---|---|---|
| **Revenues** | $ 113,581 | $ - |
| | | |
| **Operating Expenses** | | |
| Advertising | 421,516 | 101,456 |
| General and administrative | 263,551 | 245,742 |
| Salaries and wages | 547,244 | 456,469 |
| Professional services | 49,515 | 145,253 |
| Product development | 825,972 | 253,414 |
| Depreciation and amortization | 365,745 | 4,183 |
| **Total Operating Expenses** | **2,473,543** | **1,206,517** |
| | | |
| **Other Income (Expense)** | | |
| Interest income | 19,687 | 260 |
| Other income | 6,248 | 3,637 |
| Stock-based compensation | (4,516) | (898) |
| Crowdfunding fees | (25,932) | - |
| Taxes | (2,246) | (650) |
| **Total Other income (expense)** | **(6,759)** | **2,349** |
| | | |
| **Net Income (Loss)** | $ **(2,366,720)** | $ **(1,204,168)** |

**The accompanying footnotes are an integral part of these financial statements.**

# Fathom Video, Inc.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### For the fiscal year ended January 31, 2023 and January 31, 2022
#### (Audited)

| | Common Stock | | Additional Paid in Capital | Additional Paid in Capital - Stock Options | SAFE Agreements | Retained Earnings/ (Accumulated Deficit) | Total Stockholders' Equity |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares [1] | Value ($ par) | | | | | |
| **Balance as of January 31, 2021** | **96,250,000** | **963** | **-** | **-** | **2,140,000** | **(241,786)** | **1,899,176** |
| Issuance of Common Stock | 1,837,500 | 18 | 1,254 | - | - | - | **1,272** |
| Issuance of SAFE Agreements | - | - | - | - | 3,229,000 | - | **3,229,000** |
| Issuance and vesting of stock options | - | - | - | 898 | - | - | **898** |
| Net loss | - | - | - | - | - | (1,204,168) | **(1,204,168)** |
| **Balance as of January 31, 2022** | **98,087,500** | **981** | **1,254** | **898** | **5,369,000** | **(1,445,955)** | **3,926,178** |
| Issuance of Common Stocks | - | - | - | - | - | - | **-** |
| Stock repurchases | (1,625,000) | (16) | (299) | - | - | - | **(315)** |
| Issuance of SAFE Agreements | - | - | - | - | 1,677,914 | - | **1,677,914** |
| Issuance and vesting of stock options | - | - | - | 4,516 | - | - | **4,516** |
| Net loss | - | - | - | - | - | (2,366,720) | **(2,366,720)** |
| **Balance as of January 31, 2023** | **96,462,500** | **965** | **955** | **5,414** | **7,046,914** | **(3,812,675)** | **3,241,573** |

(1)Prior period results have been adjusted to reflect the ten-for-one stock split effected in the form of a stock dividend on February 9, 2022. See Note 2 for details.

**The accompanying footnotes are an integral part of these financial statements.**

**Fathom Video, Inc.**
**STATEMENTS OF CASH FLOWS**
**For the fiscal year ended January 31, 2023 and January 31, 2022**
**(Audited)**

|  | 2023 | 2022 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ (2,366,720) | $ (1,204,168) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | 365,745 | 4,183 |
| Stock-based compensation | 4,516 | 898 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (160) | - |
| Prepaids | 22,068 | (31,554) |
| Accounts payable | 9,476 | 8,022 |
| Accrued expenses | (12,656) | 3,604 |
| Deferred revenue | 117,260 | - |
| **Net cash provided by (used in) operating activities** | **(1,860,471)** | **(1,219,015)** |
| | | |
| **Cash Flows from Investing Activities** | | |
| Purchase of computers and equipment | (2,762) | (3,856) |
| Capitalized software additions | (633,570) | (908,934) |
| **Net cash used in investing activities** | **(636,331)** | **(912,790)** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Issuance of Common Stock | - | 1,272 |
| Repurchase of Common Stock | (315) | - |
| Issuance of SAFE Notes | 1,677,914 | 3,229,000 |
| **Net cash used in financing activities** | **1,677,599** | **3,230,272** |
| **Net change in cash and cash equivalents** | **(819,203)** | **1,098,467** |
| | | |
| Cash and cash equivalents at beginning of period | 2,246,816 | 1,148,350 |
| **Cash and cash equivalents at end of period** | **$ 1,427,613** | **$ 2,246,816** |
| | | |
| **Supplemental information** | | |
| Interest paid | $ - | $ - |
| Income taxes paid | $ 2,246 | $ 650 |

**The accompanying footnotes are an integral part of these financial statements.**

**Fathom Video Inc.**
**Notes to the Financial Statements**
**As of January 31, 2023 and January 31, 2022**
**(Audited)**

## NOTE 1 – NATURE OF OPERATIONS

Fathom Video Inc. ("Company") was organized as a Delaware corporation, on August 19, 2020. The Company specializes in application technology that records, transcribes, and highlights key points from video conferencing, so individuals can focus on the conversation and not on taking notes. The Company's fiscal year ends January 31.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $3,813,000 as of January 31, 2023. All of these factors are integral to the Company's ability to continue as a going concern.

Management is forecasting revenue growth during the fiscal yearend January 31, 2024 and expects to raise additional capital as needed during fiscal year 2024. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through September 23, 2023, and no adjustments have been made to the financial statements.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

**Basis of Accounting**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

**Forward Stock Split**

On February 9, 2022, the Company effected a ten (10) for one (1) forward stock split of its issued and outstanding common stock.

All historical share amounts disclosed herein have been retroactively restated to reflect the forward split and subsequent share exchange.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

**Risks and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

FS - 10

**Fathom Video Inc.**
**Notes to the Financial Statements**
**As of January 31, 2023 and January 31, 2022**
**(Audited)**

**Concentration of Credit Risk**

The Company maintains its cash with a Brex Treasury LLC (Brex) which is a cash management company and not a bank. Brex partners with major financial institutions located in the United States of America, which it believes to be credit worthy. The Company has elected to participate in Brex's Federal Deposit Insurance Corporation (FDIC) sweep program. Uninvested cash in the Company's Brex business account is automatically swept into a partnered bank in a predetermined order and is eligible for up to $250,000 in FDIC insurance. At times, the Company may maintain balances in excess of the federally insured limits.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's Brex cash management account.

**Accounts Receivable**

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of January 31, 2023 and 2022 the allowance for doubtful accounts was $-0-. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

**Prepaid Expenses**

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

**Software Development Costs**

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Fathom platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/ development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company amortizes software development costs over a three-year useful life.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended January 31, 2023 and 2022.

**Property and Equipment**

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

**Fathom Video Inc.**
**Notes to the Financial Statements**
**As of January 31, 2023 and January 31, 2022**
**(Audited)**

**Fair Value Measurements**

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of January 31, 2023 and 2022.

**Revenue Recognition**

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling Fathom software subscriptions. Subscription terms carry a period of one month or one year from the date of purchase. Performance obligations typically consist of access to software subscription and are considered "over a period of time" transactions for revenue recognition. Revenues are recognized ratably over the contract period.

The Company's payments are generally collected upfront and recognized. Consideration received prior to the completion of the performance obligation is recorded as deferred revenue. Deferred revenues are expected to be recognized within the subsequent twelve months and thus are recorded as a current liability on the balance sheets.

**Advertising**

The Company expenses advertising costs as they are incurred.

**Compensated Absences**

The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

**Stock Based Compensation**

Stock based compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

**Income Taxes**

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

**Fathom Video Inc.**
**Notes to the Financial Statements**
**As of January 31, 2023 and January 31, 2022**
**(Audited)**

**Recent Accounting Pronouncements**

In October 2021, FASB issued ASU 2021-07, *Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards (a consensus of the Private Company Council)*. As a practical expedient, a nonpublic entity is allowed to determine the current price input of equity-classified share-based awards issued to both employees and nonemployees using the reasonable application of a reasonable valuation method. The practical expedient describes the characteristics of the reasonable application of a reasonable valuation method including (1) the date on which a valuation's reasonableness is evaluated, (2) the factors that a reasonable valuation should consider, (3) the scope of information that a reasonable valuation should consider, and (4) the criteria that should be met for the use of a previously calculated value to be considered reasonable. In our accounting for share-based awards, we are currently accounting for stock-based compensation expense at the value of each option's exercise price, which is intended to be identical to the respective option's fair market value at the date of grant. In other words, when options are issued, it is the intention of management to award an amount of stock options similar to the equivalence of their respective cash values, and it is the same value that is being recognized for purposes of stock-based compensation expense. The Company uses a 409A valuation completed annually for stock-based awards.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 3 – STOCK OPTIONS**

The Company has an Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 10,000,000 shares of common stock to be granted. The Company granted a total of 2,950,000 options as of January 31, 2023, of which 550,000 remain issued and outstanding. The Company granted a total of 4,625,000 Restricted Stock Awards as of January 31, 2023.

The Company has granted a total of 2,400,000 options as of January 31, 2022, of which -0- remain issued and outstanding. The Company granted a total of 6,250,000 Restricted Stock Awards as of January 31, 2022.

Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of January 31, 2023:

|  | Options | | Weighted Average Exercise Price |
|---|---|---|---|
| Option outstanding, beginning of year | 0 | $ | 0.0000 |
| Granted | 550,000 | $ | 0.0005 |
| Exercised | (0) | $ | 0.0000 |
| Expired | (0) | $ | 0.0000 |
| Options outstanding, end of year | 550,000 | $ | 0.0005 |

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

(continued on next page)

**Fathom Video Inc.**
**Notes to the Financial Statements**
**As of January 31, 2023 and January 31, 2022**
**(Audited)**

FS - 13

|  | Total Options | | Weighted Average Calculated Value |
|---|---|---|---|
| Nonvested options | | | |
| | | | |
| Total non-vested options, beginning of year | 2,400,000 | $ | 0.0006 |
| Granted | 550,000 | $ | 0.0005 |
| Vested | (1,094,791) | $ | 0.0006 |
| Forfeited | (562,500) | $ | 0.0005 |
| Total non-vested options, end of year | 1,289,709 | $ | 0.0006 |
| | | | |
| Options exercisable, end of year | 550,000 | $ | 0.00005 |
| Options unvested exercised early | 823,959 | | |

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of January 31, 2022:

|  | Options | | Weighted Average Exercise Price |
|---|---|---|---|
| Option outstanding, beginning of year | 0 | $ | 0.0000 |
| Granted | 2,400,000 | $ | 0.0006 |
| Exercised | (2,400,000) | $ | 0.0006 |
| Expired | (0) | $ | 0.0000 |
| Options outstanding, end of year | 0 | $ | 0.0006 |

Cash received for exercised shares during fiscal year 2022 totaled $398

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

|  | Total Options | | Weighted Average Calculated Value |
|---|---|---|---|
| Nonvested options | | | |
| | | | |
| Total non-vested options, beginning of year | 0 | $ | 0.0000 |
| Granted | 2,400,000 | $ | 0.0006 |
| Vested | (0) | $ | 0.0006 |
| Forfeited | (0) | $ | 0.0000 |
| Total non-vested options, end of year | 2,400,000 | $ | 0.0006 |
| | | | |
| Options exercisable, end of year | 0 | $ | 0.0000 |
| Options unvested exercised early | 2,400,000 | $ | 0.0006 |

The total calculated value of stock options granted as of January 31, 2023 and 2022 was $11,849 and $14,543. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation to be recognized in future periods totals $6,435 as of January 31, 2023.

## NOTE 4 – RESTRICTED STOCK AWARDS

The Company has an Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 10,000,000 shares of common stock to be granted. The Company granted a total of 4,625,000 Restricted Stock Awards (RSAs) as of January 31, 2023.

The Company granted a total of 6,250,000 Restricted Stock Awards as of January 31, 2022.

**Fathom Video Inc.**
**Notes to the Financial Statements**
**As of January 31, 2023 and January 31, 2022**
**(Audited)**

The following is an analysis of restricted stock awards of the Company's stock issued and outstanding:

| | |
|---|---|
| RSAs outstanding, January 31, 2021 | 6,250,000 |
| Granted | 0 |
| Forfeited | (0) |
| RSAs outstanding, January 31, 2022 | 6,250,000 |
| Granted | 0 |
| Forfeited | (1,625,000) |
| RSAs outstanding, January 31, 2023 | 4,625,000 |
| | |
| RSAs unvested, January 31, 2023 | 1,250,000 |

The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

**NOTE 5 - SAFE NOTES**

Since inception, the Company has issued several Simple Agreements for Future Equity (SAFE). The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of stock. The agreements have post-money valuation caps between $8,000,000 - uncapped with no discount rate.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. As of January 31, 2023 and 2022, no SAFE agreements have been converted into equity, nor have any terminated or expired based on the terms of the agreements.

As of January 31, 2023 and 2022, the Company had $7,010,982 and $5,359,000, respectively of SAFE obligations outstanding.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of January 31, 2023, and 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended January 31, 2023, and 2022.

**NOTE 6 – INCOME TAXES**

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income.

Deferred tax assets and liabilities as of January 31, 2023, as summarized as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss and tax credit carryforward | $ 5,077,804 |
| Bad debt allowance | 0 |
| Deferred tax liabilities: | |
| Depreciation and amortization | (14,302) |
| | |
| Less: Valuation allowance | (5,063,502) |
| | |
| Deferred tax assets, net | $ - |

**Fathom Video Inc.**
**Notes to the Financial Statements**
**As of January 31, 2023 and January 31, 2022**
**(Audited)**

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2023. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

## NOTE 7 – LEGAL

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

## NOTE 8 – SUBSEQUENT EVENTS

**Management's Evaluation**

Management has evaluated subsequent events through September 22, 2023, the date on which the financial statements were available to be issued.

**Equity Incentive Plan**

In April 2023 the Board of Directors approved increasing the total authorized shares in the Equity Incentive Plan from 10,000,000 shares to 12,000,000 shares.

**SAFE Notes**

Since January 31, 2023, the Company has issued $583,169 in SAFE Notes.

**Preferred Stock Sale**

As of the date of Management's evaluation, the Company has an ongoing preferred stock sale for $0.0819000/share and has closed on approximately $3,200,000. The final count of shares issued, and amount raised is still outstanding. As a result of the preferred stock sale $7,594,151 of SAFEs (which includes those issued after January 31, 2023) will be converted to shares.